

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Rob Phythian
Chief Executive Officer
SharpLink Gaming, Inc.
333 Washington Avenue North, Suite 104
Minneapolis, MN 55401

>   **Re: SharpLink Gaming, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 2, 2024**
>   **File No. 333-279065**

Dear Rob Phythian:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:　　Elliot Lee, Esq.